U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                            GREATESTESCAPES.COM, INC.
             (Exact name of registrant as specified in its charter)

           NEVADA                                       98-0224958
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada  V6C 2V6
(Address of registrant's principal executive offices)                 (Zip Code)


                                  604.683.1688
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


Title of Each Class                               Name of Each Exchange on which
to be so Registered:                             Each Class is to be Registered:

       None                                                    None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
      (Title of Class)





                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                                  Page 1 of 19
                      Exhibit Index is specified on Page 18

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                           Greatestescapes.com, Inc.,
                              a Nevada corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                     Page

1.   Description of Business                                                   3

2.   Management's Discussion and Analysis of Financial Condition
     and Results of Operations                                                 4

3.   Description of Property                                                   9

4.   Security Ownership of Certain Beneficial Owners and Management            9

5.   Directors, Executive Officers, Promoters and Control Persons             10

6.   Executive Compensation - Remuneration of Directors and Officers          12

7.   Certain Relationships and Related Transactions                           13

8.   Legal Proceedings                                                        14

9.   Market for Common Equity and Related Shareholder Matters                 14

10.  Recent Sales of Unregistered Securities                                  14

11.  Description of Securities                                                14

12.  Indemnification of Officers and Directors                                15

13.  Financial Statements                                                     15

14.  Changes in and Disagreements with Accountants                            15

15.  Financial Statements and Exhibits                                        16

5(a) Index to Financial Statements                                            16
     Financial Statements                                       F-1 through F-14

5(b) Index to Exhibits                                                        16
     Exhibits                                                   E-1 through E-74

     Signatures                                                               18

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Item 1. Description of Business.

WebZines are magazines transmitted over the Internet. We publish Victoria Brooks' Greatest Escapes Travel WebZine a webZine which features travel opportunities at the Internet address www.greatestescapes.com. Our webZine is updated every month with new feature stories from professional travel writers from around the world. We also operate a virtual department store of travel services and products on the Internet. We anticipate expanding our book division, Greatestescapes.com Publishing. We are also investigating producing a related travel-services television program.

Development of Our Company. We are an Internet multi-media publishing corporation. Our main focus is publishing a monthly travel magazine known as WebZine on the Internet over the website known as www.greatestescapes.com and developing our book publishing division known as GreatestEscapes.com Publishing. We are attempting to develop an on-line department store. Since 1997, the founders of the Company have been in the process of researching the technology, design and development of an Internet-based multi-media publishing business. With Victoria Brooks' unique and interesting writing style combined with 21st century technology and marketing, we believe we can become an Internet multi-media success.

Our Offices. We have a records office in Las Vegas, Nevada. We also have an administration office in Vancouver, British Columbia that consists of 1,200 square feet and is leased for $2,800.00 a month. Finally, we occupy an editorial office in West Vancouver, British Columbia, which consists of 1,000 square feet and is provided by Guy Brooks and Victoria Brooks, officers and directors of the Company. At this time, such space is provided to the Company free of charge. The Company's administration office is occupied pursuant to a monthly lease with a non-affiliated person. Our editorial office occupies 20% of Editor-in-Chief Victoria Brooks and Publisher Guy Brooks' residence. We believe our present business premises are adequate for our current needs.

Employees. As of May, 2000, we had no employees. From time-to-time, we use the services of independent contractors and consultants to support product research and development, marketing, sales and business development. As of the date of this Memorandum, we utilize the services of approximately 25 part-time and full-time consultants depending on need.

Our Internet Business. Our WebZine generates revenues through advertising sold by a commission sales force and marketing agents. We also generate revenues from our on-line virtual department store, which offers an extensive range of essential travel products as well as unique and unusual travel-related items and travel accessories. We receive sales commissions on travel services sold by external travel providers through our Internet publications. We have also developed a range of travel books to be distributed both through traditional bookstores and over the Internet.

History of Victoria Brooks' Greatest Escapes Travel WebZine. First appearing on the Internet on February 1, 1998, www.greatestescapes.com is updated every month with new feature stories from professional travel writers from around the world. There are currently regular contributors from Mexico City, San Francisco, Ottawa, Texas, and Southern California. These professional writers currently provide these feature stories at no cost to the Company. We anticipate paying some or all of these professional travel writers in the future.

Regular monthly "Trips and Tales" include Victoria Brooks' feature stories with color photos, (i.e., The Havana Camera Caper or Baja Desert Dream); Suzie Rodriguez's stories from around the world (i.e., 21 Offbeat Things to Do in San Francisco or The Back Country of the Cote D' Azur); and adventure travel stories (Open Cockpit over Ottawa- A Capital Adventure). Famous restaurants from around the world are reviewed with their signature recipes provided, and travel related book and videos are reviewed. Visitors have access to an extensive range of travel links broken down geographically and in numerous general categories, including lists of bed and breakfasts, pet friendly hotels, discount hotel reservation systems and other information relevant to tourists and business travelers.

Our website gets about 200,000 hits every month. The popularity of our WebZine has allowed us to charge hotel properties featured in stories a sponsorship fee. Additionally, as advertisers want to be included in our WebZine's various "virtual tour" links, we anticipate generating additional revenues through such advertising.

Competition. We face competition from other WebZines such as Salon Magazine and Wanderlust, which have been on the Internet for a few years and enjoy a substantial following. Although the Internet industry is relatively young there is great competition for the Internet users' business and there is intense competition for visitors to a site. Electronic

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commerce, commonly called "e-commerce",  is a new and expanding method of buying and selling products and services, and our competitors which have been on the Internet longer than the Company may enjoy customer loyalty. Our competitors may have an advantage over us because they have been in business longer than we have. Many of our competitors have greater research and development, marketing, financial and other resources than we have. As a result of their size and the breadth of their product offerings, certain of these companies have been and will be able to gain a disproportionate share of the virtual community market.

Our Internet Service Provider. Our Internet service provider is CSP Internet, one of Canada's leading Internet services providers. CSP Internet provides a complete range of Internet services, including dial-up connections, business connections, consulting services, web serving options, web site production and web advertising.

WebZines, which are magazines transmitted over the Internet, offer significant advertising benefits to travel service providers. Forrester Research projects that by 2002, travel sales on the Internet will be worth US$26 billion in the United States market alone. Our WebZine offers travel service providers with the opportunity to establish an Internet address or to increase public awareness of those travel service providers' existing Internet websites. Advertisers can feature a three-page brochure with a reservation system reference.

Reports to Security Holders. On or about June 26, 2000, we were cleared to be listed on the Pink Sheets maintained by the National Association of Securities Dealers, Inc ("NASD"). We are filing this Registration Statement on Form 10-SB in order to apply for listing on the Over-the-Counter Bulletin Board also maintained by the NASD. We must "clear comments" (i.e., satisfactorily respond to all comments on our filing by the NASD and the SEC) with both the NASD and the Securities and Exchange Commission ("SEC") before we will be cleared to list our securities on the Over-the-Counter Bulletin Board. This registration statement will become effective 60 days after it is filed with the SEC. Once this registration statement becomes effective, the Company will become a reporting company with the SEC, and will thereafter provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company currently maintains its own Internet address at www.greatestescapes.com.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

To increase our website traffic, we are developing custom-built search engine-focused entry pages for all relevant keywords and phrases; extensive monitoring for maximizing placement on Excite and other major search engines; customizing its positioning strategies on Yahoo! We also conduct a server log analysis to better target customers and prospective customers, and we devote significant resources to website maintenance. We also plan to submit our website to over 400 secondary Internet search engines. Boris Chow of BO2.com Ltd., has designed award winning web sites for many companies. He was retained by us to create a more dynamic appearance for our WebZine. Our re-designed web site encompasses a number of cutting edge design techniques and Internet navigational features that we hope will help position our WebZine as a leading Internet Travel WebZine.

Internet Promotion. As of February 1, 2000, we had appointed a new Internet marketing firm, AEI Productions, Inc., based in South Florida. AEI will create positioning strategies with major search engines such as Yahoo!, as well as continuing to make submissions to secondary Internet search engines.

Multi-Media. The first in what is planned as a series of thematic literary travel guide books will be available in preferred Canadian book stores in March, 2000 and United States bookstores by September, 2000. We also anticipate developing a range of DVD/CD-ROMs and a television travel series cross-marketing our Internet properties.

Virtual Department Store. In January 2000, we signed an agreement with Authorizenet.com Corporation, in conjunction with Card Service International, to provide online credit card authorization for our online virtual department store, which is currently under construction. Products to be offered include travel adapters, silk sleeping bags, travel lingerie, luggage, portable computer equipment, sporting goods and equipment, cigars and smoking paraphernalia, computer software and games, videos, books and book reviews, music on compact discs, and information on discounts on

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items such as  insurance,  long distance  telephone  rates,  and  travel-related products.

Banner Advertising. We believe that banner advertising (on either a "click-through" or page impression basis) is the most popular revenue generator on the Internet. External agents are being contracted to sell banner ads on www.greatestescapes.com . Typically advertisers pay approximately $3 to $6 per 1000 page impressions, which we believe is more advantageous to the advertiser than paying on the same number of "click-throughs" which require the visitor to actually click on the banner. Page impressions only require the visitor to click on the page where the banner appears. For example, on a page that receives 1,000,000 hits a month, one banner advertisement on just one page would generate between $3,000 to $6,000 per month.

Brochure Advertising. Our WebZine is becoming an important travel resource for travelers planning their trips to various destinations around the world. The various feature stories obtained from correspondents around the globe enables us to expand our range of "Tours" offered on the WebZine home page. The "Tours" are not packaged tours for sale, but rather a display, in one convenient location, of all previously featured stories, restaurant reviews and brochures on a given destination. The WebZine's Tours currently include Florida, California, Cuba, Jamaica, British Columbia, Mexico, Belize, Spa's and France.

We anticipate hiring a commissioned sales force to sell advertising brochures to tourism-oriented businesses in the geographic locations of the Tours. We take the local tourism-related business's brochure and publish it in our WebZine, with text and photographs included. We believe the market for such advertisers is significant, and includes businesses as diverse as small bike rental shops, restaurants, bed and breakfasts, hotels, motels, local tour companies, national or international car rental companies, tourist attractions, airlines, wine and liquor products and distributors, real estate offices, time share projects, mutual fund companies, zoo's, aquariums, planetariums, adventure tours, eco-tours, tennis clubs, horse back riding stables, bowling alleys, casinos, ski resorts, ski rentals, golf courses, golf rental shops, golf instruction schools, golf driving ranges, spa resorts, day spas, spa equipment manufacturers and distributors, spa cream manufacturers and distributors, retail skin products such as moisturizers, sunblock and massage oils, cooking schools, gourmet food providers, art galleries and other businesses which rely on tourists.

Advertisers with existing web sites benefit from the increased coverage obtained from being in our WebZine. Companies which do not have an existing web site or which have a web site which is undeveloped or unpromoted, which is more common, are able to establish their own Internet address and Internet presence through our WebZine. A typical brochure published on our WebZine features a one to three-page layout which includes references to the advertiser's reservation system, e-mail and telephone number. The advertiser's online address is
www.greatestescapes.com/advertiser's name. We believe that this is a cost-effective way for advertisers to acquire an Internet presence without incurring the high set-up costs and ongoing maintenance fees of creating a web site.

We currently have an experienced travel product salesman in Vancouver, British Columbia who is selling our advertising. We anticipate initially marketing our advertising in Florida, Mexico, Jamaica, eastern Canada and California.

The Growth of E-Commerce. Electronic commerce, or e-commerce, accounted for nearly $3 billion in transactions in 1998 in North America. Travel related items are expected to comprise a significant portion of e-commerce, as worldwide travel related sales are projected to be almost $12 billion by 2002. In 1998, worldwide travel related sales amounted to approximately $1 billion. Significantly, the travel industry amounts to annual commerce of approximately $500 billion. We believe that e-commerce over the Internet will attract an increasing share of travel industry commerce. According to the Economist, Internet shopping is rapidly coming of age. Jupiter Communications, a consultancy that specializes in analyzing the e-commerce market, and its major rival, Forrester Research, predict that, as more people shop online, more retailers utilize the Internet and more products are offered. The most popular purchases tend to be those that need research and are high in value, but, after a slow start, even groceries are starting to be bought on-line. Moreover, Forrester Research projects that, by 2002, travel and computer hardware sales will be worth $26 billion and $10 billion, respectively, in the United States market alone.

Mail order catalogues revolutionized the way people bought goods in the early 1900's. Television marketing in the 1950's was considered state of the art. The Company believes that the Internet is the new medium for commerce and communication. According to a research paper by the Organization for Economic Co-operation and Development, global electronic commerce is expected to explode to about a trillion dollars worldwide in the next seven years, from a current

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$26 billion per year.  Media  reports  that  during the 1998  Christmas  season, approximately 20 to 25 million people in the United States shopped online.

Our E-Commerce Operations. We are building a virtual department store, Victoria Brooks' Greatest Escapes Department Store, to sell travel-related products and services at the WebZine. This virtual department store (its pre-opening address is www.greatestescapes.com/shop) is starting off as an eight floor virtual department store selling essential travel items as well as unusual and unique products and services. We believe that the growing acceptance of e-commerce represents a substantial opportunity for us to conduct our business over the Internet. Various industry estimates predict that such Internet e-commerce transactions are estimated to increase from the 1997 global level of approximately $12 billion to $426 billion by the year 2002. There can be no assurance, however, that Internet commerce will continue to expand, or that our e-commerce operations will be successful.

We already have our own secure server for handling credit card transactions at its WebZine. The Company will very rarely, if ever, inventory product. Items will be described along with a small picture of the item on the respective `floor' of the virtual department store. If a virtual shopper wants more information, he or she clicks on the icon to acquire additional product information. To purchase an item, a consumer clicks on the "buy" icon and is connected to a secure point of purchase.

Products to be sold include travel adapters, silk sleeping bags, travel lingerie, luggage, portable and traveling computer equipment, sporting goods and equipment, cigars and smoking paraphernalia, computers, computer software and games, videos, books and book reviews, music on compact discs, music reviews, and information on available discounts on items such as insurance, long distance telephone rates, and travel related products. We anticipate providing department store "managers" with opportunities to enter into joint ventures with the Company or to participate on a profit-sharing basis. Travel services will be sold through external travel providers initially, with the Company receiving commissions on services sold. A range of private label travel services including discount "last minute" hotels, airline tickets and cruise ship bookings is planned to be branded under the name Greatest Escapes. Greatest Escapes DVD/CD-ROMs will be distributed through traditional retail outlets as well as www.greatestescapes.com.

Since 1997, the Company's founders have devoted time and resources to make a product with a wide market appeal. We believe there are three steps in developing a successful Internet business:

o Develop a product having appeal to the target market, ultimately inspiring increased user traffic on the website;

o Establish a plan of commerce, thus increasing the opportunity to post advertisements or banner style ads.

o    Develop a strategy for selling products through over the Internet.

We believe we have addressed these three important steps. We believe WebZine is highly regarded while enjoying moderate success. We have attempted to create an environment where both travelers and travel service providers can come together to share the same resources. WebZine is free for travelers. However, travel service providers pay for advertising.

We hope to have multi-dimensional income streams. We intend to try to position the Company to benefit from the anticipated growth within the Internet. We hope that we will be able to earn revenue through:

o    Advertising sold by external Internet advertising/marketing consultants.

o An on-line department store which will offer a wide range of travel-related products.

o Travel services sold through external travel providers, with the Company receiving a commission on items sold.

o Enhancement of multi-media opportunities by offering a wide range of travel books. We hope that the travel books will be distributed through traditional bookstores as well as on www.greatestescapes.com and www.LiteraryTrips.com

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o    A GreatestEscapes.com or LiteraryTrips.com television series which will try to create greater brand name awareness, provide distribution royalties and cross-marketing opportunities for the WebZine.

We hope to someday distribute DVD/CD-ROMs through traditional retail outlets as well as over our website, www.greatestescapes.com.

Literary Travel Guides. During 1999, we created a new division, GreatestEscapes.com Publishing, to produce traditional print publications. Our first project, Literary Trips: Following in the Footsteps of Fame, is a thematic guidebook containing a compilation of approximately 24 destination pieces (traveler's tales with guidebook information at the end of each piece) on a destination surrounding a famous literary figure (for example, Ian Fleming in Jamaica, John Steinbeck in California, Ernest Hemingway in Cuba, Paul Bowles in Morocco, Graham Greene in Viet Nam, etc.). Each story has 4 to 15 pages of text with 2 to 7 pages of graphics, photographs, pen-and-ink sketches, and maps. The book presently has approximately 368 pages. The manuscript was delivered to the printer, Friesens Printing, located in Manitoba, on January 25, 2000 and is now in bookstores across Canada and in the United States. The book is also available in our virtual department store and at www.LiteraryTrips.com.

In December 1999, we signed an agreement with a British Columbia company, Sandhill Book Marketing Ltd., one of Canada's leading book distributors, to effectuate the distribution of our titles in Canada. We have entered into a distribution contract with WORDS Distributing Co., located in Oakland, California, whereby WORDS Distributing Co. will distribute our titles in the United States.

Television. We are currently developing a proposal for a 13 part travel television series, titled Greatest Escapes, which could be sold to networks such as A & E, TLC, Life, The Travel Network, Discovery, Prime, Women's Television Network, plus the hundreds of smaller independent stations. Both the television show and the WebZine would be used to advertise each other, further building and enforcing the Victoria Brooks Greatest Escapes brand name. If the series is produced and achieves recognition through North American or European distribution, the value of advertising on our WebZine would be greatly enhanced. However, the television production industry is notoriously difficult to enter, and we have no experience in producing a television series. Therefore, our development of a television series is highly speculative, and there can be no assurance that we will successfully produce such a television series.

Potential Acquisitions. We are seeking appropriate acquisition targets to accelerate growth and revenue projections. Such targets include existing on-line department stores and Internet travel booking companies. We anticipate that the ultimate acquisition of a travel service provider will also contribute to our revenue sources.

Regulation. The Internet has been under increasing scrutiny by various state, federal and international regulatory agencies. We may be subject to various existing or proposed forms of government regulations, including restrictions on interstate telecommunications to promote certain transactions and age-based content restrictions. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Third-Party Reliance. We may become dependent upon various third parties for one or more significant services required for our business. Because the capacity of those third parties to provide different services we need may be limited for economic or other reasons, our inability to continue to receive services from existing providers or to obtain similar services from additional providers could have a material adverse effect on the Company.

Reliance on Growth and Use of the Internet. The substantial growth in the use of and interest in the Internet is a recent phenomenon. There can be no assurance that communication or commerce over the Internet will become more widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet

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activity,  or  due  to  increased   governmental   regulation.   Changes  in  or
insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Web and the Company's online media properties. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, our business, operating results and financial condition would be materially and adversely affected.

Regulatory and Market Influences. The Internet is subject to changing political, economic and regulatory influences that will affect the procurement practices and operation of Internet directory service organizations. Changes in current Internet directory service reimbursement systems could result in the need for unplanned product enhancements, in delays or cancellations, or in the revocation of endorsement of the services of the Company. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations. During the past several years, various Internet directory service industries and telecommunications industries have been subject to an increase in governmental and international regulation. Certain proposals to reform the telecommunications and Internet service systems are periodically under consideration by the appropriate regulators. These programs may contain proposals to increase government involvement in Internet directory services and otherwise change the operating environment for our customers. We cannot predict what impact, if any, such factors might have on our business, financial condition  and results of  operations.  In  addition,  many  Internet  directory service providers are consolidating to create integrated Internet directory service delivery systems with greater regional market power. As a result, these emerging systems could have greater bargaining power, which may lead to price erosion of our products. Our failure to maintain adequate price levels would have a material adverse effect on our business, financial condition and results of operations. Other legislative or market-driven reforms could have unpredictable effects on our business, financial condition and results of operations.

Liquidity and Capital Resources. We had cash resources of $11,911.00 at February 28, 1999. At February 29, 2000, we had cash resources of $14,090.00. At February 28, 1999, we had total current assets of $11,942.00 and total current liabilities of $15,460.00. At February 28, 1999, total current liabilities exceeded total current assets by $3,518.00. At February 29, 2000, we had total current assets of $20,477.00 and total current liabilities of $23,552.00. At February 29, 2000, total current liabilities exceeded total current assets by $3,075.00. The cash and equivalents constitute our present internal sources of liquidity. Because neither the Company nor its subsidiaries are generating any significant royalty revenues, our only external source of liquidity is the sale of our capital stock.

At February 29, 2000, we had cash resources of $14,090.00. We had cash resources of $8,831.00 at May 31, 2000. At February 2, 2000, we had total current assets of $17,560.00 and total current liabilities of $23,552.00. At February 29,, 2000, total current liabilities exceeded total current assets by $3,075.00. At May 31, 2000, we had total current assets of $19,757.00 and total current liabilities of $30,809.00. At May 31, 2000, total current liabilities exceeded total current assets by $11,052.00. The cash and equivalents constitute our present internal sources of liquidity. Because neither the Company nor its subsidiaries are generating any significant royalty revenues, our only external source of liquidity is the sale of our capital stock.

Results of Operations. We have not yet realized any significant revenue from operations, nor do we expect to in the foreseeable future. The net loss from operations from February 10, 1999 (inception), to February 29, 2000, was $276,498.00 due primarily to the expenditure of funds for administrative and general expenses, development of our website and related activities, including, but not limited to, content development, management fees and professional fees. We have not yet realized any significant revenue from operations, nor do we expect to in the foreseeable future. The net loss from operations from February 29, 2000, to May 31, 2000 was $100,546.00 due primarily to the expenditure of funds for administrative and general expenses, development of our website and related activities, including, but not limited to, content development, management fees and professional fees.

In order to address the going concern problem discussed in our financial statements, we will require additional cash. We will also require additional cash to implement our business strategies, including cash for (i) payment of increased operating expenses and (ii) further implementation of those business strategies. No assurance can be given, however, that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements needed to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition and could severely threaten our ability to operate as a going concern.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

We anticipate that we will need to raise additional capital within the next 12 months in order to continue as a going concern. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available within the next 12 months, we may be required to curtail our operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our assets that we would not otherwise relinquish.

We do not anticipate any material expenditures within the next 12 months that will affect our liquidity. We do not anticipate any significant research and development within the next 12 months, nor do we anticipate that we will lease or purchase any significant equipment within the next 12 months. We do not anticipate a significant change in the number of its employees within the next 12 months. We are not aware of any material commitment or condition that may affect our liquidity within the next 12 months.

Item 3. Description of Property

Property held by the Company. As of the dates specified in the following table, the Company held the following property:


          Property              February 29, 2000         May 31, 2000
          --------              -----------------         ------------

     Cash                          $ 14,090.00            $  8,831.00

     Property and Equipment        $  2,916.00            $  2,697.00


Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of June 30, 2000 by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and named executive officers, and (iii) all directors and executive officers of the Company as a group.

                         Name and Address              Amount and Nature
 Title of Class         of Beneficial Owner           of Beneficial Owner        Percent of Class
 --------------         -------------------           -------------------        ----------------
$.001 Par Value             Guy Brooks               President and Director           13.8 %
  Common Stock            5255 Gulf Place
                       West Vancouver, B.C.        706,068 common shares (1)
                          Canada V7W 2V9

$.001 Par Value           Victoria Brooks           Chief Operating Officer           20.1%
  Common Stock            5255 Gulf Place                 and Director
                       West Vancouver, B.C.        1,027,000 common shares(2)
                          Canada V7W 2V9

$.001 Par Value           Brian Buchanan            Vice President Corporate           5.9%
  Common Stock           2876-139A Street           Development and Director
                         White Rock, B.C.

                          Canada, V4P 2N1            300,000 common shares

$.001 Par Value           Shiraz Hussein             Treasurer and Director            0.5%
  Common Stock         4911 Wintergreen Ave.
                          Richmond, B.C.              25,000 common shares
                          Canada V7C 1L4

$.001 Par Value           James Henshall                    Director                   0.5%
  Common Stock      #602-1040 West Georgia St.
                          Vancouver, B.C.             25,000 common shares
                          Canada V7C 1L4

$.001 Par Value            Duncan Merrin             350,000 common shares             6.8%
  Common Stock         c/o Oberon Group Ltd.
                    111 North Bride Road #18-01
                         Peninsula Plaza,
                         Singapore 179098

$.001 Par Value           Mervyn Zabinsky            375,000 common shares             7.3%
  Common Stock          23 Woodwoards Road
                          Richmond, B.C.
                          Canada V7E 6G7


(1) Includes 206,068 shares owned by BBB Consultants Ltd., a company controlled by Guy Brooks.

(2) All such shares are held in the name of Victoria Brooks Investments Inc., a company controlled by Victoria Brooks.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("Commission") and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of the Company's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Company's common stock indicated as beneficially owned by them.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Executive Officers of the Company:

Name:                     Age:             Office(s):
-----                     ----             ----------

Guy Brooks                44               President and Chief Executive Officer
Victoria H. Brooks        49               Chief Operating Officer
Brian Buchanan            51               Vice President
Bill Kaleta               51               Vice President
Shiraz Hussein            52               Treasurer

Board of Directors of the Company:

Name:                     Age:             Title:
-----                     ----             ------

Victoria H. Brooks        49               Co-Chairman of the Board of Directors
Guy Brooks                44               Co-Chairman of the Board of Directors

Brian Buchanan            51               Director
Shiraz Hussein            52               Director
James Henshall            53               Director

Biographical Information on Company's Officers and Directors:

Victoria Brooks, age 49, is the Chief Operating Officer and a director of the Company. Mrs. Brooks is also a director of GreatestEscapes.com Holdings Ltd., a subsidiary of the Company. She is also the Editor-in-Chief of all of our publications and a partner with Guy Brooks in the creation and development of GreatestEscapes.com Inc. Mrs. Brooks is a freelance travel writer and photographer and five-time published guidebook author. Mrs. Brooks is the creator and co-author of the Kick Start business travel guide series. Together with her husband Guy, they have had five of their Kick Start guides published--Vietnam, Indonesia, Malaysia, Hong Kong and Costa Rica. Mrs. Brooks writes freelance travel pieces for various Canadian and North American publications. Mrs. Brooks has a degree from Evergreen University in English Literature and has studied Journalism at Mount Royal College in Calgary, Alberta, Canada. She is an active member of the prestigious American Society of Travel Writers, the American Society of Journalists and Authors, the Writers Union of Canada, the Periodical Writers Association of Canada and the Travel Media Association of Canada. From 1980 to 1985, Mrs. Brooks worked in sales for Qualico Calgary. From 1989 to 1992, Mrs. Brooks was the owner of Electric Sox & Stocks. From 1993 to 1999, Mrs. Brooks was an Editor and Freelance Writer for Kick Start Publishing.

Guy Brooks, age 44, is the President, Chief Executive Officer and a director of the Company. Mr. Brooks is also the President and a director of Greatestescapes.com Holdings Ltd., a subsidiary of the Company. He is also the Publisher and partner with Victoria in the development of GreatestEscapes.com Inc. Mr. Brooks has experience in project management and business development of both private and public companies. He is currently Director of a publicly listed gold exploration company and a Director of one Internet-related start-up company. Mr. Brooks studied Journalism at Carleton University. At various times, Mr. Brooks has held the following professional memberships: Australian Society of Investment & Financial Advisors; Institute of Company Directors; and Rotary Club of Perth. From 1990 to 1993, Mr. Brooks was the General Manager of Key to Asia Consulting. Also from 1990 to 1993, Mr. Brooks was the State General Manager for The Over 50's Friendly Society. From 1993 to 1999, Mr. Brooks has been a representative of Regal Capital Investments. From 1993 to 1999, Mr. Brooks was the Publisher and a partner in Kick Start Publishing. From 1996 to 1997, Mr. Brooks was the President of South East Asia Brewing. From 1997 to present, Mr. Brooks was Co-Chairman of the Board of Directors and President of Global Brewing Services. From 1999 to present, Mr. Brooks has been the President of BBB Consultants Ltd.

Brian Buchanan, age 51, is the Vice President of Corporate Development and a director of the Company. Mr. Buchanan brings a travel and business experience to the Company. His has experience in marketing and human resource techniques. Mr. Buchanan has developed management techniques that we hope will enhance productivity as well as cultivate valuable relations with local business associates. His corporate background includes being Vice President and Director of Marketing for one of Canada's largest Insurance Brokerage companies for nine years. He is currently President and Chief Executive Officer of The Asia Group of Companies Holdings Ltd. and President and a Director of a publicly-traded junior mining company active in Southeast Asia. In 1979, Mr. Buchanan studied Business Administration at Fraser Valley College. Mr. Buchanan's professional memberships include the Insurance Council of British Columbia and Sales & Marketing Executives of Vancouver. From 1983 to 1991, Mr. Buchanan was a Vice President and a director of TOS Insurance. From 1991 to 1992, Mr. Buchanan was the General Manager of Southern Cross Agriculture. Also from 1991 to 1993, Mr. Buchanan was the Insurance Manager at TN Stevens Association. From 1993 to 1994, Mr. Buchanan was the General Sales Manager of Bow Mac Saturn Saab. From 1994 to present, Mr. Buchanan has been the President of Asia Group of Companies. From 1995 to present, Mr. Buchanan has been the President of Spire Ventures.

William Kaleta, age 51, is the Chief Information Officer and Vice President Engineering of the Company. Mr. Kaleta has understanding and knowledge in the development of computer software for small and large corporations. Previously with Epost Innovations Inc., a company trading on the Over-the-Counter Bulletin Board maintained by the National Association of Securities Dealers, Inc. ("CYPOST") as Chief Information Officer and Lead Programmer, he was instrumental in establishing CYPOST as a leader in their industry. We believe the appointment of Mr. Kaleta is consistent with our objective to establish Victoria Brooks' Greatest Escapes Travel WebZine as a popular travel webzine. Mr. Kaleta is familiar with many of the computer languages.

Shiraz Hussein, age 53, is a director of the Company. In 1969, Mr. Hussein earned a degree in Business Administration from Filton College in the United Kingdom. Mr. Hussein is currently a principal of Razzle & Company, a company which provides accounting services to reporting and non-reporting companies since October, 1988. Mr. Hussein has been a director of Arcturus Resources Ltd. and Spire Ventures Ltd., two reporting issuers. He also served as Secretary for Welcome Opportunities Ltd., a reporting issuer. He has been a director and officer of the Company since February, 1999.

James Henshall, age 53, has been a director of the Company since 1998. In 1970, Mr. Henshall earned a law degree at the University of Alberta in Canada. In 1974, Mr. Henshall earned a Bachelor of Arts degree at the University of Western Ontario in Canada. Mr. Henshall is a member of the Canadian Bar Association as well as the British Columbia Bar Association. From 1974 to 1978, Mr. Henshall worked as a Associate Attorney for Russell Dumoulin, in Canada. From 1978 to 1982, Mr. Henshall was a Partner at the law firm of Henshall Cottick. From 1982 to 1987, Mr. Henshall was a Partner with the law firm of Knott Pollard Morgan. From 1987 to 1995, Mr. Henshall was a Partner with the law firm of Alexander Holburn. Mr. Henshall currently works as an attorney with C.C. China Capital International Corp. He is also the Senior Vice President for C.C. China Capital International Corp.

Other Key Personnel

Katherine Means is a communications professional with 20 years of experience as a newspaper and magazine reporter, editor and feature writer. Her recent professional emphasis has been on travel and lifestyle writing. Katherine is Senior Contributing Editor to the Company's WebZine. Over the past 20 years her career as a magazine and newspaper editor has taken her to Jakarta and back to Houston where she now resides. As a freelance writer, Katherine has written for numerous publications including; Conroe Courier daily newspaper, Ultra Magazine (a regional lifestyle 4-color monthly magazine), local Houston newspapers, Adweek, American Automobile Association World, American Express Expression, Associated Press Special Editions, Body Smart (a health and fitness publication), Communication Arts, Continental Airlines Profiles, Houston Advanced Research Center Corollary, Houston Home & Living, Houston Magazine, San Francisco Review of Books, Singapore Airlines Silver Kris, Southwest Airlines Spirit, and others. Ms. Means has a Bachelor of Arts in Journalism from Ohio State University, and completed graduate courses in journalism at The University of North Texas. She also holds a certificate in publishing from Rice University and is active in various service organizations.

Suzie Rodriguez is www.greatestescapes.com's Senior Contributing Editor. The daughter of a United States Air Force officer, she has traveled extensively in South America, Africa, Japan, Europe and the South Pacific. A freelance writer whose work has appeared in many national newspapers and magazines, Ms. Rodriguez is also the author of two books, one of which, Found Meals of the Lost
Generation (published by Faber and Faber), about Americans in Paris in the 1920s, has been translated into five languages. She holds two degrees from California's Stanford University, has attended the Sorbonne, and is currently at work on a biography of wealthy salonist and proto-feminist Natalie Clifford Barney.

Jim Johnson is the Company's "Man about Town" correspondent. Mr. Johnson has been a freelance travel writer for 15 years, primarily for the travel sections of Sunday newspapers like the Los Angeles Times, Atlanta Journal-Constitution, Boston Globe, and smaller papers published in the United States.

Rita Cooke is the Editorial Director of Insider magazine and Editor-in-Chief of the Creative Alliance Monthly newsletter. She lives in Los Angeles and has also written 14 screenplays. Ms. Cooke is on the Steering Committee of Cinewomen in Los Angeles and is currently working on a book titled Screenwriters: From Inspiration to Action. Ms. Cooke's travel articles have been published in both national and international publications.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Any compensation received by officers, directors, and management personnel of the Company will be determined from time to time by the Board of Directors of the Company. Officers, directors, and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to the Company payable to the Chief Executive Officer of the Company and the other executive officers of the Company whose total annual salary and bonus is anticipated to exceed $50,000 during the year ending

December 31, 2000. The Board of Directors of the Company may adopt an incentive stock option plan for its executive officers which would result in additional compensation.

--------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION
--------------------------------------------------------------------------------

         Name and                                                         Other Annual         All Other
    Principal Position              Year            Salary    Bonus ($)  Compensation ($)   Compensation ($)
--------------------------------------------------------------------------------------------------------------
        Guy Brooks             Up to 02/28/1999      None       None         None                None
President, Chief Executive     Up to 02/29/2000   $18,000.00    None         None                None
   Officer and Director
--------------------------------------------------------------------------------------------------------------
      Victoria Brooks          Up to 02/29/1999      None       None         None                None
Chief Operating Officer and    Up to 02/29/2000   $18,000.00    None         None                None
         Director
--------------------------------------------------------------------------------------------------------------
      Brian Buchanan           Up to 02/28/1999      None       None         None                None
Vice President of Corporate    Up to 02/29/2000   $16,720.00    None         None                None
 Development and Director
--------------------------------------------------------------------------------------------------------------

Compensation of Directors. Directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

Employment Contracts. The Company has not entered into any employment contracts, but anticipates entering into employment contracts with certain management and other key personnel.

Stock Option Plans. The Board of Directors of the Company anticipates adopting a stock option plan ("Stock Option Plan"). Pursuant to the provisions of the proposed Stock Option Plan, certain shares of the Company's $.001 par value common stock will be reserved for issuance upon exercise of options. The Stock Option Plan will be designed to retain qualified and competent officers, employees, and directors of the Company. The Company's Board of Directors, or a committee thereof, shall administer the Stock Option Plan and will be authorized, in its sole and absolute discretion, to grant options thereunder to all eligible employees of the Company, including officers and directors (whether or not employees) of the Company. Options will be granted pursuant to the provisions of the Stock Option Plan on such terms and at such prices as determined by the Company's Board of Directors. Options granted under the Stock Option Plan will be exercisable after the period specified in the option agreement. Options granted under the Stock Option Plan will not exercisable after the expiration of 10 years from the date of grant. The Stock Option Plan will also authorize the Company to make loans to optionees to enable them to exercise their options. At present, no options have been granted.

Stock Awards Plan. The Company has not adopted a Stock Awards Plan, but may do so in the future. The terms of any such plan have not been determined.

Item 7. Certain Relationships and Related Transactions

Related Party Transactions. On or about February 9, 1999, we purchased the intellectual property of Kick Start Publishing, a partnership owned by Victoria Brooks and Guy Brooks, for $1.00. The intellectual property included our WebZines, travel names and trade names, and our virtual department store. On March 19, 1999, Victoria Brooks Investments, Inc. received 1,000,000 shares of our common stock in a transaction which qualified for the nonpublic offering exemption under Section 4(2) of the Securities Act of 1933 and which also qualified for the exemption specified by Regulation S.

We pay consulting and accounting fees to Razzle & Company, a company controlled by Shiraz Hussein, Treasurer and a director of the Company.

Victoria Brooks, Chief Operating Officer and a director of the Company, has entered into a contract with us whereby she is paid a fee for supplying content for our website.

Brian Buchanan, Vice-President of Corporate Development and a director of the Company, has made loans to the Company. We have agreed to pay such loans when the funds become available.

We will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on behalf of the Company on or behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

Item 8. Legal Proceedings

There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item 9. Market for Common Equity and Related Stockholder Matters

On or about June 26, 2000 we were cleared by the NASD to list our securities on the Pink Sheets maintained by the NASD. With this Registration Statement on Form 10-SB, we are applying for participation on the OTC Bulletin Board, an electronic quotation medium for securities traded outside the Nasdaq Stock Market. There can be no assurance that we will be approved for participation on the OTC Bulletin Board.

Item 10. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On February 25, 1999, Victoria Brooks paid $5,000.00 for 1,000,000 shares of our common stock. Such shares were issued in reliance upon the exemption from registration and prospectus delivery requirements of Regulation S.

On or about February 26, 1999, Guy Brooks, Brian Buchanan, Shiraz Hussein and James Henshall, all officers and/or directors of the Company, purchased 850,000 shares of our common stock for $.005 per share for a total of $4,250. The transactions qualified for the non-public offering exemption specified by
Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D.

Also on February 26, 1999, 13 shareholders paid $.005 per share for 2,610,000 shares of our common stock for a total of $13,050 under the exemption provided by Rule 504 of Regulation D.

On or about April 2, 1999, 16 shareholders paid $99,249.90, or $.15 per share, for 661,666 shares of our common stock under an offering exempt for registration pursuant to Rule 504 of Regulation D.

On or about June 14, 1999, 9 shareholders paid $150,825, or $.25 per share, for 603,300 shares of our common stock under an exemption from registration specified by Regulation S.

Item 11. Description of Securities

The Company is authorized to issue 200,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of June 30, 2000, there were 5,121,666 shares of the Company's common stock issued and outstanding.

The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the

Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item 12. Indemnification of Directors and Officers

Currently, we do not have a provision in either our Articles of Incorporation or Bylaws limiting the liability of our officers and directors. We may, in the future and with shareholders' consent, amend our Articles of Incorporation to limit the liability of the Company's officers and directors. In such a case, our officers and directors will not be liable to the Company for monetary damages occurring because of a breach of their fiduciary duty as officers and directors in certain circumstances. Such limitation will not affect liability for any breach of an officer's or director's duty to the Company or the Company's shareholders (i) with respect to approval by the officer or director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he or she believes to be contrary to the best interests of the Company or the Company's shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his or her duty to the Company or our shareholders, or that indicate a reckless disregard for his or her duty to the Company or the Company's shareholders in circumstances in which he or she was or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or the Company's shareholders, or (iii) based on transactions between the Company and the Company's officers and directors or another corporation with interrelated officers or directors or on improper distributions, loans or guaranties pursuant to applicable sections of the General Corporation Law of Nevada. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Indemnification Agreements. We anticipate that the Company will enter into indemnification agreements with each of the Company's directors and executive officers pursuant to which the Company shall indemnify each such director and officer for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by each such director and officer in connection with any criminal or civil action brought or threatened against such director and officer because of such director and officer being or having been an executive officer or director of the Company. To be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such director and officer must have had no reasonable cause to believe his or her conduct was unlawful.

      DISCLOSURE OF OPINION OF SECURITIES AND EXCHANGE COMISSION REGARDING
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

INSOFAR AS INDEMNIFICATION FOR LIABILITIES OCCURRING PURSUANT TO THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                          Page

Audited Financial Statements of the Company:

Auditors Report                                                              F-1

Balance Sheet as at February 28, 1999 and February 29, 2000                  F-2

Statement of Operations                                                      F-3

Statement of Stockholders' Deficit                                           F-4

Statement of Cash Flows                                                      F-5

Notes to Financial Statements                                    F-6 through F-8

Unaudited (Auditor Reviewed) Financial Statements:

Independent Accountant's Report                                              F-9

Balance Sheet as at May 31, 2000 and February 29, 2000                      F-10

Statement of Operations for Three Months Ended May 31, 2000                 F-11

Statement of Stockholders' Deficit from February 10, 1999
to May 31, 2000                                                             F-12

Statement of Cash Flows for Three Months Ended May 31, 2000                 F-13

Notes to Financial Statements                                               F-14

(b)  Index to Exhibits.

Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Exhibits                                                                    Page

1    Corporate Charter                                                       E-1

2    Articles of Incorporation                                   E-2 through E-4

3    Bylaws                                                     E-5 through E-15

4    Intellectual  Property  Assignment Between Kick
     Start Publishing and Greatestescapes.com                  E-16 through E-17

5    Public Relations Agreement Between Between Kathleen
     Carney & Associates and Greatestescapes.com               E-18 through E-19

6    Distribution Agreement Between WORDS Distributing
     and Greatescapes.com Publishing                           E-20 through E-32

7    Supplier Agreement Between Organic Buckwheat Pillow
     Products of Canada & USA and Greatestescapes.com          E-33 through E-40

8    Supplier Agreement Between Microsoie, Inc.
     and Greatestescapes.com                                   E-41 through E-48

9    Supplier Agreement Between Ulysses Press
     and Greatestescapes.com                                   E-49 through E-57

10   Supplier Agreement Between SunDreamer
     and Greatestescapes.com                                   E-58 through E-65

11   Supplier Agreement Between Attart Industries, Inc.
     and Greatestescapes.com                                   E-66 through E-73

12   Financial Data Schedule                                                E-74

GREATESTESCAPES.COM INC.
(A Development Stage Company)

Financial Statements
(U.S. Dollars)
February 29, 2000 and February 28, 1999



     INDEX                                                                  Page

     Report of Independent Chartered Accountants                             1

     Financial Statements

     Balance Sheets                                                          2

     Statements of Operations                                                3

     Statements of Stockholders' Deficit                                     4

     Statements of Cash Flows                                                5

     Notes to the Financial Statements                                       6-8

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
GREATESTESCAPES.COM INC. (A Development Stage Company)


We have audited the accompanying balance sheets of Greatestescapes.com Inc. as at February 29, 2000 and February 28, 1999 and the related statements of operations, shareholders' deficit and cash flows for the year, the initial 19 day period and the period from inception, February 10, 1999 through February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2000 and February 28, 1999 and the results of its operations and the cash flows for the year, the initial 19 day period and the period from inception February 10, 1999 through February 29, 2000 in conformity with generally accepted accounting principles in the United States.



/s/ Pannell Kerr Forster

Chartered Accountants

Vancouver, Canada
May 4, 2000

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Balance Sheets
(U.S. Dollars)


                                                  February 29,  February 28,
                                                     2000          1999
--------------------------------------------------------------------------------
Assets

Current
  Cash                                            $  14,090      $  11,911
  Account receivable                                  3,470             30
--------------------------------------------------------------------------------
                                                     17,560         11,941
Property and Equipment (note 3)                       2,916              0
Other (note 4)                                            1              1
--------------------------------------------------------------------------------
                                                  $  20,477      $  11,942
================================================================================
Liability

Current
  Accounts payable                                $  23,552      $  15,460
--------------------------------------------------------------------------------

Commitment (note 7)

Stockholders' Deficit

Common Stock, $0.001 par value; 200,000,000
shares authorized, 5,121,666 (1999 - 4,460,000)
shares issued and outstanding                         5,122          4,460

Additional Paid-In Capital                          116,428         17,840
Share Subscriptions                                 150,825              0
Other Comprehensive Income                            1,048              0
Accumulated Deficit                                (276,498)       (25,818)
--------------------------------------------------------------------------------
                                                     (3,075)        (3,518)
--------------------------------------------------------------------------------
                                                  $  20,477      $  11,942
================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Statements of Operations
(U.S. Dollars)

                                                                     Period
                                                                 from Inception
                                               Initial 19 Day     February 10,
                                  Year Ended    Period Ended      1999 Through
                                 February 29,   February 28,      February 29,
                                     2000           1999              2000
--------------------------------------------------------------------------------
Expenses
  Administrative and general          24,294              0         24,294
  Advertising and promotion           14,798              0         14,798
  Bank charges                           374             75            449
  Corporate development               24,720              0         24,720
  Depreciation                           515              0            515
  Designers, editors and writers      37,999              0         37,999
  Investor relations                   4,065              0          4,065
  Management fees                     36,000              0         36,000
  Office                               8,337              0          8,337
  Printing and reproductions          11,051              0         11,051
  Professional fees                   35,778         25,417         61,195
  Regulatory fees                      7,990              0          7,990
  Telephone                            3,815            326          4,141
  Website development                 40,944              0         40,944
--------------------------------------------------------------------------------
Net Loss for Period               $  250,680     $   25,818     $  276,498
================================================================================
Net Loss Per Share                $     0.05     $     0.01
================================================================================
Weighted Average Number
  of Shares Outstanding            4,620,738      4,460,000
================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Statements of Stockholders' Deficit
(U.S. Dollars)

                                                       Additional                      Other                           Total
                               Common Stock             Paid-In         Share      Comprehensive   Accumulated      Stockholders'
                           Number         Amount        Capital     Subscriptions      Income        Deficit          Deficit
---------------------------------------------------------------------------------------------------------------------------------
February 10, 1999
  (Inception)                    0      $       0      $       0      $       0      $       0      $       0       $       0
Issuance of Common
  Stock                  4,460,000          4,460         17,840              0              0              0          22,300
Net Loss                         0              0              0              0              0        (25,818)        (25,818)
---------------------------------------------------------------------------------------------------------------------------------
Balance,
  February 28, 1999      4,460,000          4,460         17,840              0              0        (25,818)         (3,518)
Issuance of Common
  Stock                    661,666            662         98,588              0              0              0          99,250
Share Subscriptions
  Received                       0              0              0        150,825              0              0         150,825
Other Comprehensive
  Income                         0              0              0              0          1,048              0           1,048
Net Loss                         0              0              0              0              0       (250,680)       (250,680)
---------------------------------------------------------------------------------------------------------------------------------
Balance,
  February 29, 2000      5,121,666      $   5,122      $ 116,428      $ 150,825      $   1,048      $(276,498)      $  (3,075)
=================================================================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Statements of Cash Flows
(U.S. Dollars)

                                                                                      Period
                                                                     Initial      from Inception
                                                                      19 Day       February 10,
                                                    Year Ended     Period Ended    1999 Through
                                                   February 29,    February 28,    February 29,
                                                       2000            1999            2000
--------------------------------------------------------------------------------------------------
Operating Activities
  Net loss                                          $(250,680)      $ (25,818)      $(276,498)
  Adjustments to reconcile net loss to net
    cash used by operating activities
      Depreciation                                        515               0             515
  Changes in operating assets and liabilities
    Account receivable                                 (3,440)            (30)         (3,470)
    Accounts payable                                    8,092          15,460          23,552
--------------------------------------------------------------------------------------------------
Net Cash Used by Operating Activities                (245,513)        (10,388)       (255,901)
--------------------------------------------------------------------------------------------------
Investing Activities
  Acquisition of intellectual property                      0              (1)             (1)
  Acquisition of property and equipment                (3,431)              0          (3,431)
--------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                  (3,431)             (1)         (3,432)
--------------------------------------------------------------------------------------------------
Financing Activities
  Share subscriptions received                        150,825               0         150,825
  Issuance of common stock                             99,250          22,300         121,550
--------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities             250,075          22,300         272,375
--------------------------------------------------------------------------------------------------
Effect of Foreign Currency Translation on Cash          1,048               0           1,048
--------------------------------------------------------------------------------------------------
Cash Inflow                                             2,179          11,911          14,090
Cash, Beginning of Period                              11,911               0               0
--------------------------------------------------------------------------------------------------
Cash, End of Period                                 $  14,090       $  11,911       $  14,090
==================================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Notes to Financial Statements
Year Ended February 29, 2000 and Initial 19 Day Period Ended February 28, 1999 (U.S. Dollars)



1.   BACKGROUND AND BUSINESS

     The Company was incorporated on February 10, 1999 under the laws of the State of Nevada. The Company is in the development stage as more fully defined in statement No. 7. of the Financial Accounting Standards Board. The Company intends to operate as a multi media travel related publishing enterprise. The Company markets and will market travel-related products based on the content of its print publications as well as its digital Internet magazine. Products will include a wide range of goods including books, individual stories and hundreds of items in its online store www.GreatestEscapesStore.com. The Company intends developing other travel products to be sold and distributed through its on-line department store, two websites www.GreatestEscapesStore.com and www.LiteraryTrips.com and other more traditional outlets.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Property and equipment

          Property  and   equipment   are  carried  at  cost  less   accumulated
          depreciation. Depreciation of property and equipment are calculated as follows:

                 Equipment and furniture - 30% Declining balance

     (b)  Foreign currency translation

          Amounts recorded in foreign currency are translated into U.S. dollars as follows:

          (i) Current assets and current liabilities, at the rate of exchange in effect at the balance sheet date;

          (ii) Expenses at the average rate of exchange for the period

          Gains arising from this translation of foreign currency are accounted for as other comprehensive income shown as a separate component of stockholders' deficit.

     (c)  Net loss per share

          Net loss per share computations are based on the weighted average number of common shares outstanding during the year.

     (d)  Financial instruments

          The  Company's   financial   instruments   consist  of  cash,  account
          receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Notes to Financial Statements
Year Ended February 29, 2000 and Initial 19 Day Period Ended February 28, 1999 (U.S. Dollars)



2.   SIGNIFICANT ACCOUNTING POLICIES

     (e)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

3.   PROPERTY AND EQUIPMENT


                                         2000                          1999
--------------------------------------------------------------------------------
                                     Accumulated
                          Cost       Depreciation       Net             Net
--------------------------------------------------------------------------------

     Equipment and
       furniture         $ 3,431       $   515        $ 2,916        $     0
================================================================================

4.   OTHER ASSET

     During the  initial 19 day period  ended  February  28,  1999,  the Company purchased intellectual property from Kick Start Publishing (a Proprietorship) for consideration of $1.00 cash. This intellectual property includes any trademark, travel names, associated registrations, etc. specifically relating to Greatest Escapes Travel Report and Greatest Escapes Travel Webzine.

5.   RELATED PARTY TRANSACTIONS

     During the year ended February 29, 2000, the Company paid related parties $89,706 in administration, corporate development, management and professional fees. The above transactions were completed in the normal course of operations on normal market terms and were recorded at fair market value as estimated by management.

6.   INCOME TAXES

     A deferred tax asset stemming from the Company's net operating loss carry forward, has been reduced by a valuation account to zero due to uncertainties regarding the utilization of the deferred assets. At February 29, 2000, the Company has available a net operating loss carry forward of approximately $270,000 which it may use to offset future federal taxable income. The net operating loss carry forward if not utilized, will begin to expire in 2014.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Notes to Financial Statements
Year Ended February 29, 2000 and Initial 19 Day Period Ended February 28, 1999 (U.S. Dollars)


7.   COMMITMENT

     During the year ended February 29, 2000, the Company entered into a marketing agreement with Net Media, an unrelated third party. The Company agreed to compensate Net Media for services rendered with the following:

     i)   50,000 common shares of the Company;

     ii) 20% sales commission on all advertising placed and/or contracted directly or indirectly by Net Media for the Company and their affiliates;

     iii) 20% production commission on all required material;

     iv)  $5,000 monthly draw against  production and sales commissions  earned;
          and,

     v) 8-10% on on-line product and service sales introduced by Net Media (unless otherwise agreed prior to listing the product or service).

     Subsequent to the year end, the Company terminated its agreement with Net Media for non- performance. It is management's opinion that amounts paid to the date of this report will satisfy the Company's obligations under the agreement.

GREATESTESCAPES.COM INC.
(A Development Stage Company)

Financial Statements
(U.S. Dollars)
May 31, 2000 and February 29, 2000
(Unaudited)


     INDEX                                                                  Page

     Independent Accountant's Report                                           1

     Financial Statements

     Balance Sheets                                                            2

     Statements of Operations                                                  3

     Statements of Stockholders' Deficit                                       4

     Statements of Cash Flows                                                  5

     Notes to the Financial Statements                                         6

                         INDEPENDENT ACCOUNTANT'S REPORT

We have reviewed the accompanying interim financial statements of Greatestescapes.com Inc. as at May 31, 2000, and for the three month period then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial date and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying statements for them to be in conformity with generally accepted accounting principles.




/s/ Pannell Kerr Forster

Chartered Accountants

Vancouver, Canada
July 15, 2000

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Balance Sheets
(U.S. Dollars)
(Unaudited)


                                                       May 31,      February 29,
                                                        2000            2000
--------------------------------------------------------------------------------
Assets

Current
  Cash                                                $   8,831      $  14,090
  Account receivable                                     10,926          3,470
--------------------------------------------------------------------------------
Total Current Assets                                     19,757         17,560
Property and Equipment                                    2,697          2,916
Other                                                         1              1
--------------------------------------------------------------------------------
Total Assets                                          $  22,455      $  20,477
================================================================================
Liability

Current
  Accounts payable and accrued liabilities            $  30,809      $  23,552
--------------------------------------------------------------------------------
Stockholders' Deficit

Common Stock, $0.001 par value; 200,000,000 shares
authorized, 5,121,666 shares issued and outstanding       5,122          5,122

Additional Paid-In Capital                              116,428        116,428
Share Subscriptions                                     246,800        150,825
Other Comprehensive Income                                  340          1,048
Accumulated Deficit                                    (377,044)      (276,498)
--------------------------------------------------------------------------------
Total Stockholders' Deficit                              (8,354)        (3,075)
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Deficit           $  22,455      $  20,477
================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Statements of Operations
(U.S. Dollars)
(Unaudited)

                                                                      Period
                                                                  from Inception
                                                                   February 10,
                                                                   1999 Through
                                     Three Months Ended May 31,       May 31,
                                         2000           1999           2000
--------------------------------------------------------------------------------
Expenses
  Administrative and general        $    6,750      $    3,726      $   31,044
  Advertising and promotion              1,736               0          16,534
  Bank charges                             342              69             791
  Corporate development                  6,000           8,720          30,720
  Depreciation                             219               0             734
  Designers, editors and writers         6,280           1,544          44,279
  Investor relations                     7,125           3,028          11,190
  Management fees                        5,597          24,000          41,597
  Office                                 2,093           2,663          10,430
  Printing and reproductions             4,923             443          15,974
  Professional fees                     45,516           8,194         106,711
  Regulatory fees                          990           6,465           8,980
  Telephone                              1,635             895           5,776
  Website development                   11,340           3,365          52,284
--------------------------------------------------------------------------------
Net Loss for Period                 $  100,546      $   63,112      $  377,044
================================================================================
Net Loss Per Share                  $     0.02      $     0.01
================================================================================
Weighted Average Number of
 Shares Outstanding                  5,121,666       4,576,393
================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Statements of Stockholders' Deficit
Period from Inception to May 31, 2000
(U.S. Dollars)
(Unaudited)

                                                           Additional                      Other                          Total
                                   Common Stock             Paid-In       Share        Comprehensive    Accumulated    Stockholders'
                               Number        Amount         Capital    Subscriptions      Income          Deficit        Deficit
------------------------------------------------------------------------------------------------------------------------------------
February 10, 1999
  (Inception)                        0      $       0      $       0      $       0      $       0       $       0     $       0
Issuance of Common
  Stock                      4,460,000          4,460         17,840              0              0               0        22,300
Net Loss                             0              0              0              0              0         (25,818)      (25,818)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
  February 28, 1999          4,460,000          4,460         17,840              0              0         (25,818)       (3,518)
Issuance of Common
  Stock                        661,666            662         98,588              0              0               0        99,250
Share Subscriptions
  Received                           0              0              0        150,825              0               0       150,825
Other Comprehensive
  Income                             0              0              0              0          1,048               0         1,048
Net Loss                             0              0              0              0              0        (250,680)     (250,680)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
  February 29, 2000          5,121,666          5,122        116,428        150,825          1,048        (276,498)       (3,075)
Share Subscriptions
  Received                           0              0              0         95,975              0               0        95,975
Other Comprehensive Income           0              0              0              0           (708)              0          (708)
Net Loss                             0              0              0              0              0        (100,546)     (100,546)
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2000        5,121,666      $   5,122      $ 116,428      $ 246,800      $     340       $(377,044)    $  (8,354)
====================================================================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Statements of Cash Flows
(U.S. Dollars)
(Unaudited)


                                                                                     Period
                                                                                 from Inception
                                                                                  February 10,
                                                                                  1999 Through
                                                    Three Months Ended May 31,       May 31,
                                                      2000            1999            2000
------------------------------------------------------------------------------------------------
Operating Activities
  Net loss                                         $(100,546)      $ (63,112)      $(377,044)
  Adjustments to reconcile net loss to net
    cash used by operating activities
      Depreciation                                       219               0             734
  Changes in operating assets and liabilities
    Account receivable                                (7,456)           (883)        (10,926)
    Accounts payable                                   7,257         (10,052)         30,809
------------------------------------------------------------------------------------------------
Net Cash Used by Operating Activities               (100,526)        (74,047)       (356,427)
------------------------------------------------------------------------------------------------
Investing Activities
  Acquisition of intellectual property                     0               0              (1)
  Acquisition of property and equipment                    0          (2,377)         (3,431)
------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                      0          (2,377)         (3,432)
------------------------------------------------------------------------------------------------
Financing Activities
  Share subscriptions received                        95,975               0         246,800
  Issuance of common stock                                 0          99,250         121,550
------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities             95,975          99,250         368,350
------------------------------------------------------------------------------------------------
Effect of Foreign Currency
  Translation on Cash                                   (708)           (223)            340
------------------------------------------------------------------------------------------------
Cash Inflow (Outflow)                                 (5,259)         22,603           8,831
Cash, Beginning of Period                             14,090          11,911               0
------------------------------------------------------------------------------------------------
Cash, End of Period                                $   8,831       $  34,514       $   8,831
================================================================================================

See notes to financial statements.

GREATESTESCAPES.COM INC.
(A Development Stage Company)
Notes to Financial Statements
Three Months Ended May 31, 2000
(U.S. Dollars)
(Unaudited)



1.   BASIS OF PRESENTATION

     These unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's February 29, 2000 audited financial statements.

     In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at May 31, 2000, the results of operations and its cash flows for the three months ended May 31, 2000 and 1999. The results of operations for the three months ended May 31, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year.

2.   COMPARATIVE FIGURES

     Operating results for the three month period ended May 31, 1999 were not audited or reviewed.

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on August ___, 2000.

                                                     Greatestescapes.com, Inc.,
                                                     a Nevada corporation

                                                 By: /s/ Guy Brooks
                                                     ---------------------------
                                                     Guy Brooks
                                                     Its: President